Exhibit 99.1

Digital Power Corporation Reports Financial Results for the Third Quarter Ended September 30, 2015

FREMONT, Calif., November 16, 2015, Digital Power Corporation (NYSE MKT: DPW - News) today announced financial results for the third quarter ended September 30, 2015.

Digital Power’s revenues for the third quarter ended September 30, 2015 were $1,415,000, a decrease of 37% from revenues of $2,231,000 for the same quarter ended September 30, 2014, resulting mainly from a decreased level of standard and custom power supply shipments in the U.S. market. Net loss for the quarter ended on September 30, 2015 was $396,000, compared to a net loss of $150,000 for the quarter ended September 30, 2014 resulting mainly from the decline in revenues. Gross margin in the third quarter ended September 30, 2015 was 34% compared to 33% in the second quarter ended June 30, 2014. Operating expenses were slightly lower (3%) in the quarter ended September 30, 2015 compared to the quarter ended September 30, 2014 reflecting lower stock option expenses offset by higher sales personnel costs.

Commenting on the results, President and CEO, Amos Kohn, stated: “For the third quarter ended September 30, 2015, our net loss of $396,000 included $44,000 of stock option expenses and $19,000 of intellectual property amortization expenses. Excluding these non-cash related expenses, our non-GAAP net loss was $333,000 for the third quarter of 2015. For the third quarter ended September 30, 2014, our net loss was $150,000 and excluding stock option expenses of $70,000 and intellectual property amortization expenses of $26,000 our non-GAAP net loss was $54,000. Although we continue to realize more profitable defense related shipments from both our domestic and European operations in the current fiscal year as compared to the last[our commercial product portfolio continues to lag behind expectations in terms of orders and shipments due to extended time of new products design. Our efforts to further develop our product line offerings and geographical sales coverage are still in process with the hope that improvements in our revenue realization rate will follow in future quarters. The Company hired two senior sales individuals in July 2015 and is in the process of commencing operations with additional sales channels and nationwide distributors to cover markets in territories with significant potential as part of our growth plan.”

Mr. Kohn continued, “We continue to pursue our strategic plan of developing complete customized power solutions and enhancing our standard product portfolio with innovative, high density and efficient power supplies at ever increasing power levels. The focus on a complete solution for power applications is well received by our major telecom, medical, military and industrial customers.”

Use of Non-GAAP Measures

This press release provides financial measures for net loss, which exclude stock-based compensation expense, impairment expenses and amortization for acquired intangible assets, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating loss and net loss. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions. We are a California corporation originally formed in 1969, and our common stock trades on the NYSE Amex under the symbol "DPW". Digital Power's headquarters is located at 48430 Lakeview Blvd, Fremont, California, 94538; Contact: Amos Kohn, Investor Relations, 510-657-2635; Website : www.digipwr.com.

Forward Looking Statements

The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2014 and the expected results of modifications to the Company’s strategy. The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of operating and net losses in the future; (b) dependency on Telkoor to design and manufacture products; (c) dependency on our ability, and the ability of our contract manufacturers, to timely procure electronic components; (d) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (e) dependency on developer partners for the development of some of our custom design products; (f) dependency on sales of our legacy products for a meaningful portion of our revenues; (g) the possible failure of the Company’s custom product development (g) the ability of the Company to attract, retain and motivate key personnel; (h) dependence on a few major customers; (i) dependence on the electronic equipment industry; (j) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (k) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (l) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (m) the inability of the Company to procure necessary key components for its products, or the purchase of excess or the wrong inventory; (n) variations in operating results from quarter to quarter; (o) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are also available on the Company’s website at www.digipwr.com.

 Digital Power Corporation

Finanacial Data

(In thousands except per share data)

	Three months Ended September 30,

Statement of Operations Data:	2015	2014

Revenues	$1,415	$2,231
Operating loss	(417)	(178)
Net income (loss)	(396)	(150)

Basic net earnings (loss) per share:	$(0.059)	$(0.022)
Diluted net earnings (loss) per share:	$(0.059)	$(0.022)

	September 30, 2015	December 31, 2014
Balance Sheet

Working capital	$3,009	$3,588
Total assets	5,182	6,342
Total Liabilities	1,486	1,901
Shareholders' equity	$3,696	$4,441

Non GAAP Financial Data & Reconciliation to GAAP (Excluding stock option expenses and amortization of intangible intellectual property)

	Three Months Ended
	September 30,
	2015	2014

GAAP Gross profit	$480	$746
Amortization of intangible assets	19	26
Stock option expenses	1	-
Non GAAP Gross profit	500	772
Operating expenses	897	924
Stock option expenses	43	70
Non GAAP operating expenses	854	854
Non GAAP operating income (loss)	(354)	(82)
Non GAAP other income (expenses)	21	28
Impairment of investment	-
Non GAAP other income	21	28
GAAP Net income (loss)	(396)	(150)
Non GAAP expense reductions	63	96
Non GAAP Net income (loss)	$(333)	$(54)